Resident Partners

Christopher J. Kell*
Admitted in New York
and Illinois.

Robert H. Williams*
Admitted in New York,
England and Wales.
            __________

*Registered Foreign Lawyers in
  New South Wales
  ENTITLED TO PRACTICE
  FOREIGN LAW ONLY.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LEVEL 13 131 MACQUARIE STREET SYDNEY, N.S.W. 2000 TEL: (61-2) 9253-6000 FAX: (61-2) 9253-6044 www.skadden.com
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May 17, 2006

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:    ME Portfolio Management Limited

Ladies and Gentlemen:

On behalf of ME Portfolio Management Limited (the "Registrant"), we hereby electronically transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the initial filing of the Registration Statement of the Registrant on Form S-3 relating to the offer and sale from time to time of mortgage backed notes pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act. The mortgage backed notes will be issued by Perpetual Limited, in its capacity as issuer trustee of funds constituted pursuant to the master trust deed, dated July 4, 1994, as amended and restated, between the Registrant, as manager, and Perpetual Limited, as issuer trustee, and created by a notice of creation of a securitization fund.

Please note that the registration statement does not contemplate the inclusion or incorporation by reference of financial information regarding lenders mortgage insurance provider Genworth Financial Mortgage Insurance Pty Limited ("Genworth"). That financial information is not included on the basis of the fact that the mortgage insurance is provided at the loan level at the time each loan is originated. See Item 1114(a)(1) of Regulation AB under the Securities Act ("Regulation AB") and SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Regulation AB and Related Rules, Item 10.1.

Securities and Exchange Commission
May 17, 2006

The Registrant anticipates that Genworth will provide lenders mortgage insurance with respect to approximately 99% of the housing loans to be included in each securitized pool.

As described under the caption "The Mortgage Insurance Policies" (page S-82) in the form of prospectus supplement included in the registration statement, a separate insurance policy is issued in respect of each housing loan on the date the loan is originated by Members Equity Bank Pty Limited in the name of SMHL Origination Fund No. 3 (the "origination fund"). When the loan to value ratio with respect to a housing loan is less than 80%, the origination fund pays a single up-front premium to Genworth with respect to that loan. If the loan to value ratio is equal to or greater than 80%, the origination fund pays a portion of a single up-front premium and the underlying obligor pays the remainder. The origination fund subsequently transfers the insured loans either to a securitization fund or to a warehousing trust which in turn transfers the insured loans to a securitization fund. The terms of the insurance policy in respect of a housing loan are not affected by the transfer of the loan to a warehousing trust or securitization fund. In practice, all housing loans originated in the name of the origination fund are eventually securitized, but there is no requirement that a housing loan be transferred to any particular securitization vehicle.

Please also note that the amount of US$107.00 in payment of the applicable registration fee on Form S-3 was sent by wire transfer to the SEC on May 12, 2006.

Please call me at 011-612-9253-6055 or Richard Kadlick at 212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell
Christopher J. Kell